United States securities and exchange commission logo





                             June 3, 2021

       Ron Shelton
       Chief Financial Officer
       Parabellum Acquisition Corp.
       3811 Turtle Creek Blvd
       Suite 2125
       Dallas, TX 75219

                                                        Re: Parabellum
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 21, 2021
                                                            File No. 333-254763

       Dear Mr. Shelton:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 Filed on May 21, 2021

       Note 9. Subsequent Events, page F-15

   1.                                                   We note that the
auditor   s report on page F-2 includes a dual-date of May 21, 2021 for the discussions regarding
accounting for warrants in Notes 2 and 8 and subsequent events in
                                                        Note 9. In this regard,
please address the following:
                                                            It appears that
your subsequent events footnote has not been revised to include any disclosures
regarding your accounting for warrants. Please revise your disclosures to correct this
inconsistency; and
                                                            The dual date of
May 21, 2021 appears to represent the revised date that
                                                            your financial
statements were issued. Please revise your subsequent events footnote to reflect that
management evaluated subsequent events through May 21, 2021 rather
 Ron Shelton
Parabellum Acquisition Corp.
June 3, 2021
Page 2
             than March 26, 2021.
         Refer to ASC 855-10-25-1A, 855-10-50-4 and 855-10-S99-2.
       You may contact Ernest Greene at 202-551-3733 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameRon Shelton                             Sincerely,
Comapany NameParabellum Acquisition Corp.
                                                          Division of
Corporation Finance
June 3, 2021 Page 2                                       Office of
Manufacturing
FirstName LastName